SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange, dated November 1, 2006, regarding union conflict

Item 1

Telefónica de Argentina S.A.

Buenos Aires, November 1st, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Union Conflict.

Dear Sirs,

     I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, further to my previous letter submitted last October 27th, 2006.

     In that respect, please be informed that yesterday the Ministry of Work and Social Security issued Resolution No. 1043 encompassing a set of items, among others:

I.	The ratification of the full enforcement of the mandatory settlement. This means that the state of affairs should return to the situation prior to the conflict; therefore, the workers affected by the strike should return to perform their regular and typical jobs.

II.	It is stated that Telefónica should make arrangements with the “electrical work” outside plant contractors for the payment of 140 pesos as remuneration and on a monthly basis for their employees and for a contribution to a training fund managed by FOETRA. At the same time, any such workers from the contractors who state their express willingness to be members of the union, should be withheld a union fee, being their employer the withholding agent. The latter will not set any precedent on the union representation.

III.	An extraordinary non-remuneration amount shall be recognized to any such employees who suffered from conflict-related salary discounts. This is about half of the discounts made.

IV.	A dispute resolution mechanism is put in place for the parties to solve any dispute avoiding strikes. Likewise, a period of twelve (12) months of negotiation is opened for a new Business Collective Bargaining Agreement.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: November 2, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel